EXHIBIT 12.3

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership

       Re: Offer to Purchase Units for $53 Per Unit

Dear Unit Holder:

         Enclosed is an Offer To Purchase up to 17,000 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership (the “Partnership”) at a cash purchase price of $53 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit, (with a $100 minimum fee and a $250 maximum fee).

         Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

o	The Purchaser filed a lawsuit against two limited partnerships affiliated with the Partnership relating to damages the Purchaser suffered because of the initial refusal and then delay of the two partnerships to register limited partnership units purchased by the Purchaser. The Purchaser has asked to consolidate this case with a case filed by Park G.P., Inc. against the Partnership relating to the Partnership’s refusal to make available for inspection and copying books and records requested by Park G.P., Inc.

o	Tax credits have expired. The partnership has indicated that there are no more tax credits remaining.

o	The cash purchase price plus the estimated value of the current year tax loss totals $394[1]. Unit Holders who sell will receive an accelerated tax year benefit.

o	The Units are illiquid. According to Direct Investments Spectrum, trades during the past two years have ranged from $25 per Unit to $105 per Unit. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

o	Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership’s confirmation of the transfer of Units.

         We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

         The Offer is scheduled to expire on Friday, November 26, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 303-4500.

Very truly yours, Anise, L.L.C.

_________________

         1 Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor as an individual tax rates and circumstances will vary.